UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2020
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 9, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing preliminary results for the second quarter of 2020. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 9, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 9, 2020

Exhibit 99.1

QIAGEN announces preliminary results for Q2 2020

Venlo, The Netherlands, July 9, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announces preliminary sales and adjusted earnings per share results for the second quarter of 2020.
Net sales rose approximately 18-19% at constant exchange rates (CER) from $381.6 million in the same period of 2019, and faster than the outlook for at least 12% CER growth announced on May 5, 2020. The better-than-expected net sales growth reflects very significant demand for solutions used in COVID-19 pandemic testing against weaker customer demand trends in other product areas.
Adjusted earnings per share (EPS) for the second quarter of 2020 are expected to rise approximately 68% to $0.55-0.56 CER based on preliminary results compared with $0.33 CER in the second quarter of 2019 and the outlook of May 5, 2020, of at least $0.40 CER for the same period of 2020.
Based on exchange rates as of June 30, 2020, QIAGEN expects currency movements against the U.S. dollar (reporting currency) to have an adverse impact on results for the second quarter of 2020 of about 2-3 percentage points on net sales at actual rates, and resulting in an adverse impact of approximately $0.01 on adjusted EPS.
QIAGEN continues to experience unprecedented demand for products used in coronavirus testing – in particular RNA sample technology kits, reagents sold to third parties for use in their own kits and cartridges for the QIAstat-Dx syndromic platform. Given the unmet demand from customers around the world, QIAGEN is focused on significantly and continuously expanding production capacity for these products, as well as for new products set to be launched, that are supporting the public health response.
Further information will be provided in the first half of July 2020 when QIAGEN plans to publish a more comprehensive overview of preliminary results for the second quarter and first half of 2020, along with perspectives on anticipated business trends for the third quarter of 2020. In addition, QIAGEN intends to update previously communicated expectations for growth trends for the full year and share incremental perspectives on the potential impact of the coronavirus pandemic on QIAGEN’s business. The release of full second quarter 2020 results remains planned for August 4, 2020.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of March 31, 2020, QIAGEN employed approximately 5,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Forward Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QFT-Plus test for latent TB, its portfolio of next generation sequencing solutions and QIAstat-Dx), net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in its portfolio and share repurchase commitments, plans to shift its Global Operations organization to a regional manufacturing structure, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, our determination that our current stand-alone business plan represents the best opportunity for value creation, and plans to take further pre-tax charges in 2020 related to the project announced in Q3 2019, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions, including the announced acquisition by Thermo Fisher Scientific Inc., may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
QIAGEN

Investor Relations	Public Relations
John Gilardi +49 2103 29 11711 Phoebe Loh +49 2103 29 11457	Thomas Theuringer +49 2103 29 11826 Robert Reitze +49 2103 29 11676
e-mail: ir@QIAGEN.com	email: pr@QIAGEN.com

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